EXHIBIT 4

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 5/7/26, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
3/10/2026	Buy	7,486	5.67
4/15/2026	Sell	43,919	5.87
5/6/2026	Buy	430,119	5.96
5/7/2026	Buy	85,874	5.99